	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$3,296,227.00	$2,189,548.00
Cash & Cash Equivalents:	$627,071.00	$285,714.00
Accounts Receivable:	$381,326.00	$462,903.00
Short-term Debt:	$820,332.00	$1,180,725.00
Long-term Debt:	$5,304,880.00	$2,329,424.00
Revenues/Sales:	$4,513,460.00	$4,619,930.00
Cost of Goods Sold:	$3,920,747.00	$3,409,288.00
Taxes Paid:	$0.00	$0.00
Net Income:	($2,194,954.00)	($685,229.00)